Exhibit 3.1

AMENDMENT NO. 1 TO BYLAWS

Of

REALCO INTERNATIONAL, INC.

Pursuant to the affirmative vote of the Board of Directors of Realco International, Inc., a Nevada corporation, the following amendment was duly adopted effective April 13, 2015:

“Article II, Section 2 “The number of directors which shall constitute the whole Board of Directors shall be at least one. The number of directors may from time to time be increased or decreased by resolution of the Board of Directors to not less than one nor more than fifteen. The Board of Directors shall be elected at the annual meeting of the Stockholders and except as provided in Section 4 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be Stockholders.”

The balance of the Bylaws shall remain as stated.

/s/ Steven Allen Friedman
Steven Allen Friedman, Secretary